FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

TRINA SOLAR LIMITED

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: November 21, 2007

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Mr. Sean Shao, CFO	Mr. Crocker Coulson, President
Phone: +(86) 519-8548-6752 (Changzhou)	Phone: +(1) 646-213-1915
Mr. Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: +(86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: +(1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Third Quarter 2007 Results

Changzhou, China – November 21, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar”, “we”, or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its financial results for the third quarter of 2007.

Third Quarter 2007 Highlights

•	Total net revenues increased 9.7% sequentially and 155.2% year-over-year to $82.6 million

•	Gross profit increased 16.7% sequentially and 95.4% year-over-year to $16.6 million

•	Net income increased 0.5% sequentially and 86.8% year-over-year to $7.2 million

•	Solar module shipments increased 4.0% to 21.15 MW from 20.33 MW in the second quarter of 2007 and 164.0% from 8.01 MW in the third quarter of 2006

“We are pleased with our results during the third quarter of 2007. As we prepared for capacity increases to come on line during the fourth quarter, we benefited from higher average sales price (“ASP”) while further demonstrating our strong sales and marketing capabilities in both existing and new markets. In addition, during the quarter we commenced in-house test production of both multicrystalline ingots and wafers, and we fully reduced our monocrystalline wafer production thickness from 220 to 200 microns thickness in line with our stated goals to expand capacity while reducing costs as a vertically integrated solar PV manufacturer,” said Mr. Jifan Gao, Trina Solar’s Chairman and CEO.

Third Quarter 2007 Results

Trina Solar’s net revenues in the third quarter of 2007 were $82.6 million, an increase of 9.7% sequentially and 155.2% year-over-year. Total shipments increased to 21.15 MW, up from 20.33 MW in the second quarter of 2007 and 8.01 MW in the third quarter of 2006. The average sales price (“ASP”) was $3.75 in the third quarter of 2007, compared to $3.70 in the second quarter of 2007, and $4.04 in the third quarter of 2006. Sales to customers in Germany accounted for 44% of total revenues in the third quarter of 2007, with Spain and Italy accounting for 37% and 15%, respectively, of total revenues.

Cost of revenues in the third quarter of 2007 was $66.0 million, an increase of 8.0% sequentially and 176.4% year-over-year due to growth of Trina Solar’s solar module business. Cost of revenues in the third quarter of 2007 included approximately $15,000 of share-based compensation expenses.

Gross profit in the third quarter of 2007 was $16.6 million, an increase of 16.7% sequentially and 95.4% year-over-year. Gross margin was 20.1% in the third quarter of 2007, an increase from 18.9% in the second quarter of 2007 and a decrease from 26.2% in the third quarter of 2006. The sequential and year-over-year changes in gross margin were primarily due to a higher module ASP on a sequential basis, and a lower module ASP and higher silicon costs on a year-over-year basis.

Operating expenses in the third quarter of 2007 were $9.7 million, an increase of 57.7% sequentially and 148.5% year-over-year. The sequential and year-over-year increases were primarily due to higher selling expenses, general and administrative expenses and research and development expenses to support the rapid growth of the Company’s business. Operating expenses in the third quarter of 2007 included approximately $380,000 of share-based compensation expenses.

Operating income in the third quarter of 2007 was $6.9 million, a decrease of 14.3% sequentially and an increase of 50.6% year-over-year. Operating margin was 8.4% in the third quarter of 2007, compared to 10.7% in the second quarter of 2007 and 14.2% in the third quarter of 2006. The sequential and year-over-year declines in operating margin were due to increased costs associated to our current and future expansion of operations and increased staffing costs.

Interest expense in the third quarter of 2007 was $2.1 million, compared to $1.6 million in the second quarter of 2007 and $0.4 million in the third quarter of 2006. The sequential and year-over-year increase were due to additional bank borrowings, higher average borrowing balance and higher interest rates on our borrowings compared to the second quarter of 2007 and the third quarter of 2006.

Net income was $7.2 million in the third quarter of 2007, an increase of 0.5% sequentially and 86.8% year-over-year.

First Nine Months 2007 Results

Revenues for the nine months ended September 30, 2007 increased 164.6% over the comparable period in 2006, to $200.4 million. Gross profit increased 91.8% over the same period in 2006, to $40.3 million, yielding a gross margin of 20.1%, compared to a gross margin of 27.8% in the same period in 2006. Operating expenses in the first three quarters of 2007 increased 109.1% over the comparable period in 2006 to $20.8 million, as a result of the Company’s rapid growth. Operating income in the first three quarters of 2007 was up 76.2% over the comparable period in 2006 to $19.5 million, reflecting an operating margin of 9.7%, compared to an operating margin of 14.6% in the same period in 2006.

Net income for the nine months ending September 30, 2007 was $19.2 million, an increase of 144.8% over the comparable period in 2006.

Financial Condition

As of September 30, 2007, the Company had $92.9 million in cash and cash equivalents and working capital of $178.0 million. Total bank borrowings stood at $122.9 million, all of which were short-term borrowings. Shareholders’ equity was $345.5 million, up from $335.6 million at the end of the second quarter 2007.

Additional Operating Highlights

In line with its technology roadmap, Trina Solar has successfully reached 100% commercial production of 200-micron thickness wafers, an improvement from the previous thickness level of 220 microns, to reduce the usage of silicon. The Company continues to pursue an optimal mix of short-term, medium-term and long-term polysilicon supply contracts and is in discussions with an increasing number of potential suppliers, including polysilicon manufacturers, semiconductor companies and silicon reclamation companies to secure its feedstock requirements. Subsequent to the end of the third quarter, Trina Solar announced two long term polysilicon supply agreements. The Nitol Group will supply the equivalent of 200 MW of virgin polysilicon to be delivered over five years starting in 2009, with the possibility for the Company to purchase unallocated production in the second half of 2008. The Company also entered into a six-year polysilicon supply agreement with Sichuan Yongxiang Polysilicon Co., Ltd. to supply virgin polysilicon sufficient to produce approximately 1,300 MW of modules starting in mid-2008.

With these contracts and the Company’s existing supply agreements, the Company has now secured approximately 70% of polysilicon requirements for its 2008 planned production. The Company has also ordered and secured supplier allocations to meet its 2008 planned production requirements for glass, crucibles, backsheet, and EVA materials.

In addition, the Company continued its focus to diversify its geographic revenue base during the third quarter by further developing its sales channels and brand recognition in developing solar markets, including the Netherlands, Belgium, and France. The geographic breakdown of the Company’s sales for the third quarter was approximately 44% Germany, 37% Spain, and 15% Italy, thus bringing its first nine months 2007 geographic breakdown to approximately 43% Germany, 33% Spain and 15% Italy.

Trina Solar continues to be on target to meet its fully integrated capacity goals of 150 MW and 350 MW for 2007 and 2008, respectively. The Company wishes to announce that this month it successfully launched commercial scale production of its new cell lines 3 and 4, which are currently producing at 100% capacity with cell efficiency levels of 16.4%. Our cell lines 5 and 6, which produce 156mm cells on our self-produced multicrystalline wafers, are in advanced test trial production to produce modules with power output ranging up to 220 watts.

The Company has signed sales contracts representing approximately 100% and 50% of its planned first and second half 2008 module production, respectively.

Business Outlook

“We are successfully on track to increase our in-house proportion of cell production by the year’s end, to provide significant reduction of our fourth quarter manufacturing costs,” said Mr. Jifan Gao, Trina Solar’s Chairman and CEO. “Further, the introduction of our new, higher output multicrystalline cell based modules, comprised from our self-manufactured wafer and cell components, will benefit from our stringent control and assurance practices which further our ingot-to-module manufacturing expertise in the PV solar value chain. As we approach 2008 our outlook is increasingly positive due to continued strength in demand from both customers in our established as well as our new markets. Our ability to successfully execute sales and marketing strategies positions us well to expand our distribution channels and strengthen our brand recognition to leverage industry expansion as new markets implement incentive schemes to accelerate adoption of solar energy,” said Mr. Gao.

Polysilicon Production Project

The Company’s Board of Directors recently approved the construction and operation of a polysilicon production facility to enable the Company to produce its own virgin polysilicon feedstock as an extension to its vertical integration strategy. The first phase of the polysilicon production facility will have a production capacity of 3,500 metric tons and the project will eventually scale to a 10,000 metric ton production capacity. The planned production output will be used for Trina Solar’s own feedstock requirements and will only meet part of the Company’s total feedstock requirements. Trina Solar will continue to be a net purchaser of feedstock materials in future years and will continue to work with its long-term polysilicon supply partners. The project is a part of the Company’s long-term portfolio strategy to secure its polysilicon feedstock in the most efficient and cost effective manner.

Inventory Valuation

In response to recent concerns with respect to inventory valuation in the solar PV industry in China, the Company wishes to confirm its adequate polysilicon inventory controls.

The Company’s inventory control practices have been in place and were developed as part of its internal controls to reflect a fair valuation of its inventories in a timely manner. The Company’s inventories include reclaimable silicon feedstock, some of which after going through quality review may not meet Trina Solar’s requirements. At end of each quarter, Trina Solar writes down the value of its inventory from their corresponding book value if any unusable silicon feedstock is identified.

Trina Solar’s financial statements are prepared in conformity with accounting principles generally accepted in the United States. We believe we have adequate controls in place and that our silicon valuation is fair and reasonable.

Recent Events

On July 9, 2007 the Company announced contract wins to supply solar photovoltaic (PV) modules with an aggregate output of up to 99 MW to key accounts in Italy and Spain over the next two to three years. Initial shipments have been made on each of the contracts.

On August 31, 2007 the Company announced the test production of its new multicrystalline modules, with power output ranging from 180 watts (W) to 220W. The new multicrystalline modules, produced from Trina Solar’s own ingots, wafers, and cells contain sixty 156mm x 156mm cells, which provide higher power, increased exposure to sunlight as well as improved stability.

On October 2, 2007 the Company announced that Mr. Anthony Chia has been appointed as Vice President of Quality. Mr. Chia has more than 21 years of experience in quality management, involving the introduction and implementation of numerous quality control systems. Mr. Chia previously served as Director of Service and Quality for SANMINA-SCI and as Senior Manager of Quality Assurance at Motorola Singapore and China. The Company further announced Mr. Dave Seburn has been appointed as Vice President, Polysilicon, responsible for evaluating potential upstream investments in polysilicon production. Mr. Seburn comes to Trina Solar after ten years of experience at REC Silicon, where he last served as Vice President of Operations. The Company also announced Mr. Mohan Naranayan, Vice President of Technology, left the Company on September 30, 2007 due to personal reasons.

On October 3, 2007 the Company announced that it has signed an agreement with Meyer Burger AG for the supply of ID cropping, band and wire saws used for the production of its monocrystalline and multicrystalline wafers and cells. The contract, valued over CHF180 million (US$154million), covers equipment and delivery schedule to meet the Company’s capacity expansion goals through 2010.

On October 24, 2007 the Company announced that it signed a five-year polysilicon supply agreement with Nitol Group. The Moscow-based chemical company, which currently produces trichlorosilane, will supply Trina Solar with virgin polysilicon sufficient to produce over 200 MW of modules. While the delivery of polysilicon will start in 2009, Trina Solar will have the opportunity to purchase polysilicon in 2008 from a pool of unallocated production.

On October 31, 2007 the Company announced that it has become the first global solar PV module manufacturer to cast a multicrystalline ingot using GT Solar’s advanced DSS 450 furnace that grows multicrystalline ingots up to 450 kg.

On November 2, 2007 the Company announced that it has been ranked #1 in the “Deloitte Technology Fast 50 China 2007” program, which focuses on the technology, media and telecommunication (TMT) industries’ fastest-growing companies in China based on their revenue growth over the past three years.

On November 9, 2007 the Company announced that it appointed Mr. Junfeng Li to the Company’s board of directors (the “Board”). Mr. Li’s appointment fills the vacancy arisen from Mr. Sven Hansen’s resignation from the Board.

On November 13, 2007 the Company announced that it signed a six-year polysilicon supply agreement with Sichuan Yongxiang Polysilicon Co., Ltd. (“Sichuan Yongxiang”) to supply virgin polysilicon sufficient to produce approximately 1,300 MW of modules starting in mid-2008. The affiliate company of Sichuan Yongxiang, a manufacturer and supplier of trichlorosilane gas in China, will supply Sichuan Yongxiang with essential raw materials for the polysilicon production process. Based in Leshan City, Sichuan Yongxiang is in the advanced stages of building a 10,000 metric ton polysilicon production facility with an initial phase of 1,000 metric tons to launch production in 2008.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on November 21, 2007, to discuss the results for the quarter ended September 30, 2007. Joining Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, will be Sean Shao, Chief Financial Officer, Sean Tzou, Chief Operations Officer, Andy Klump, Vice President of Business Development, Arturo Herrero, Vice President of Sales and Marketing, Dave Seburn, Vice President, Polysilicon, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1(866) 800-8648. International callers should dial +1(617) 614-2702. Callers in Southern China may also dial 10 800 130 0399. The passcode for the call is 22320319.

If you are unable to participate in the call at this time, a replay will be available on November 21, at 11:00 a.m. ET, through November 27, at 10:00 a.m. ET. To access the replay, dial +1(888) 286-8010, international callers should dial +1(617) 801-6888 and enter the passcode 69090998.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE : TSL - News), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally- friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law.

Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Net revenues	$82,573	$32,360	$200,426	$75,733
Cost of revenues	65,980	23,868	160,110	54,710

Gross profit	16,593	8,492	40,316	21,023

Operating expenses
Selling expenses	3,230	549	7,158	1,644
General and administrative expenses	5,820	3,220	11,845	6,605
Research and development expenses	612	119	1,827	1,713

Total operating expenses	9,662	3,888	20,830	9,962

Operating income	6,931	4,604	19,486	11,061
Interest expenses	(2,081)	(416)	(4,915)	(1,068)
Interest income	1,494	75	2,448	139
Other income (expenses)	738	(30)	767	(85)

Income before income taxes	7,082	4,233	17,786	10,047
Income tax expenses	(15)	(236)	1,198	(1,261)

Net income from continuing operations	7,067	3,997	18,984	8,786
Net income (loss) from discontinued operations	170	(123)	205	(949)

Net income	$7,237	$3,874	$19,189	$7,837

Earnings per ordinary share from continuing operations
Basic	0.003	0.002	0.008	0.006
Diluted	0.003	0.002	0.008	0.005
Earnings per ADS from continuing operations
Basic	0.283	n.a.	0.830	n.a.
Diluted	0.279	n.a.	0.817	n.a.
Earnings per ordinary share
Basic	0.003	0.002	0.008	0.005
Diluted	0.003	0.002	0.008	0.005
Earnings per ADS
Basic	0.290	n.a.	0.839	n.a.
Diluted	0.286	n.a.	0.826	n.a.
Weighted average ordinary shares outstanding
Basic	2,493,405,559	1,545,808,968	2,287,129,664	1,256,600,448
Diluted	2,528,936,276	1,547,978,060	2,323,246,511	1,270,679,835
Weighted average ADS outstanding
Basic	24,934,056	n.a.	22,871,297	n.a.
Diluted	25,289,363	n.a.	23,232,465	n.a.

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	September 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$92,892	$93,380
Restricted cash	93,519	5,004
Inventories	51,172	32,230
Accounts receivable, net	52,646	29,353
Other receivables	3,320	1,228
Advances to suppliers	35,713	34,606
Value-added tax recoverable	1,509	1,035
Deferred tax assets	113	613
Current assets of discontinued operations	230	353

Total current assets	331,114	197,802
Property, plant and equipment	140,592	51,419
Intangible assets, net	5,114	2,372
Advances to suppliers—long-term	24,424
Deferred tax assets	761	152

TOTAL ASSETS	$502,005	$251,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$122,861	$71,409
Accounts payable	22,555	9,147
Accrued expenses	6,245	5,029
Advances from customers	957	1,200
Income tax payable	84	850
Current liabilities to be disposed	364	434

Total current liabilities	153,066	88,069

Long-term bank borrowings	—	5,122
Accrued warranty costs	3,422	1,400

Total liabilities	156,488	94,591

Ordinary shares	22	21
Additional paid-in capital	304,519	139,671
Retained earnings	34,780	15,622
Other comprehensive income	6,196	1,840
Total shareholders’ equity	345,517	157,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,005	$251,745

Exhibit 99.2

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Mr. Sean Shao, CFO	Mr. Crocker Coulson, President
Phone: +(86) 519-8548-6752 (Changzhou)	Phone: +(1) 646-213-1915
Mr. Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: +(86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: +(1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Limited Announces Change of Directors

Changzhou, China – November 9, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules founded in 1997, today announced that it has appointed Mr. Junfeng Li to the Company’s board of directors (the “Board”). Mr. Li’s appointment fills the vacancy arisen from Mr. Sven Hansen’s resignation from the Board.

Mr. Junfeng Li is the Vice Chair of China’s Renewable Energy Society and the Deputy Director General of the Energy Research Institute (ERI) of the National Development and Reform Commission in Beijing. He also serves as the Chair of ERI’s Academic Committee, and as a Coordinator of the Renewable Energy and Energy Efficiency Partnership in East Asia.

During China’s 10th Five-Year Plan (2001-05), Mr. Li facilitated implementation of a national technology development program for wind and solar and chaired the government’s Sustainable Energy Task Force.

Mr. Li was also the lead author for China’s 2005 Renewable Energy Law, and has worked on renewable energy project development with the World Bank, Global Environment Facility, and the United Nations Development Programme. He has authored and contributed to many publications on renewable energy and carbon trading.

“Trina Solar is delighted to welcome Mr. Junfeng Li as its fourth independent director given the wealth of renewable energy experience he will bring to our board,” said Mr. Gao, the Chairman and Chief Executive Officer of Trina Solar, “As our fourth independent director, Mr. Li’s addition will bring better corporate governance to the benefit of our company.”

At the same time, the Company announced that Mr. Sven Hansen had resigned as a director of the Board. Mr. Hansen had been a director of the Company since June 2006. Regarding Mr. Hansen’s departure, Mr. Jifan Gao said, “Mr. Hansen was instrumental in providing guidance to us during his tenure as a member of our board. We appreciate his dedication and contribution to the Company over the years.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December, 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

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